United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	6

Press Release

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING OF VALE S.A., HELD ON AUGUST 12TH, 2016.

Publicly-Held  Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 - PLACE, DATE AND TIME:

In the offices of Vale S.A. (“Vale” or the “Company”), at Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on August 12th, 2016, at 10 a.m.

02 - PANEL:

Chairman:                         Mr. Luiz Maurício Leuzinger, as per Article 9, Sole Paragraph, of Vale’s Bylaws

Secretary:                             Ms. Maria Isabel dos Santos Vieira

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 51,06% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Extraordinary General Shareholders’ Meeting only to decide on the first item of the Agenda.

On August 11, 2016, the judge of the Judicial Court on duty of Rio de Janeiro — RJ rendered a preliminary order determining Vale to abstain to present for deliberation on this Extraordinary General Shareholders’ Meeting the proposal to include a new §4 in Article

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting

of Vale S.A. held on August 12th, 2016.

26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company.

Therefore, the proposals to amend Vale’s By-Laws will not be submitted to the shareholders’ appreciation.

Also present Mr. Luciano Siani, Vale’s Executive Officer of Finance and Investors Relations, pursuant to §1,  Article 134 of Low 6,404/76.

04 - SUMMONS:

Call Notice of the Extraordinary General Shareholders’ Meetings was duly published on July 12, 13 and 14, 2016 in the Rio de Janeiro Official State Gazette, pages 04, 06 e 12, and in Valor Econômico in the State of São Paulo, pages E-3, E-2 e E-2 and in Valor Econômico in the State of Rio de Janeiro, pages E-3, E-3 e E-2, with the following Agenda:

4.1                          Ratify the nomination of effective and alternate members of the Board of Directors occurred on the Meetings held on April 27, 2016 and May 25, 2016, pursuant to Article 11, §10 of Vale’s By-Laws;

4.2                          Proposal to include a new §4 in Article 26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company; and

4.3                          Proposal to amend the Sole Paragraph of Article 9 of Vale’s By-Laws in order to establish that any person appointed by the Chairman of the Board of Directors may serve as Chairman of the Shareholders’ General Meetings in case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates.

05 - READING OF DOCUMENTS:

The reading of the following documents made available at the General Meetings was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notice; (ii) Manual containing, among others, information on the items of the General Meeting, especially regarding the nominated effective and alternate members of the Board of Directors, in accordance with items 12.5 to 12.10 of CVM Instruction No. 480/09 and its subsequent amendments.

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.                           it was unanimously approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

6.2.                           by the majority of the voting shareholders present at the Meeting, being registered the voting abstention and dissenting votes registered by the Panel, the ratification of the appointment of Mrs.: (i) MOTOMU TAKAHASHI, Japanese, married, economist, bearer of the passport #TK1490020, with residence address at 3-8-7 North 1, Shimouma, Setagaya-ku, Tokyo, Japan, as Effective Member of  Vale’s Board of Directors; and (ii) MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer,  bearer of the Identity card #10188 issued by OAB/SC, enrolled with Brazilian Taxpayer Registry (CPF/MF) under #807.383.469-34, with commercial address at Rua do Mercado 34, room 1.302, Centro, Rio de Janeiro, RJ, as Alternate Member of Mr. Alberto Ribeiro Guth of Vale’s Board of Directors.

The effective and alternate Directors appointed herein, whose term shall last until the Annual General Shareholders’ Meeting to be held in 2017, declared to be free and clear to serve in such positions according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).

For the purposes outlined in Article 146, Paragraph Second of Law No. 6,404/76, Mr. MOTOMU TAKAHASHI has nominated and constituted as his attorney-in-fact Mr. YOSHITOMO NISHIMITSU, Japanese, married, geologist, bearer of foreign identity card  #V517661-2 enrolled with General Taxpayers’ Registry under #060.569.787-61, with commercial address at Praia do Flamengo nº 200, 14º andar, City of Rio de Janeiro, RJ.

07 — ADJOURNMENT:

After been drafted and approved, these Minutes were signed by the presents.

I hereby certify this is a true copy of the minutes drawn-up in the relevant corporate book.

Rio de Janeiro, August 12th, 2016.

Maria Isabel dos Santos Vieira

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: August 12, 2016		Director of Investor Relations